11 May 1999                                                            No: 14/99


              REUTERS SUBSIDIARY, TIBCO SOFTWARE, HAS FILED FOR IPO

London - Reuters Group PLC announced today that its subsidiary, TIBCO Software Inc., based in Palo Alto California, has filed a Registration Statement with the US Securities and Exchange Commission (SEC) for a proposed initial public offering (IPO) of common stock. It is expected that the IPO will be completed in the third quarter of 1999. All of the common stock offered in the IPO will be sold by TIBCO Software; Reuters will not receive any proceeds from the offering. Following the IPO, Reuters will remain the largest single shareholder in TIBCO Software.

Reuters acquired Teknekron Software Systems, Inc. in March 1994 for $125 million and renamed the company TIBCO Inc. in 1996. In January 1997, Reuters established TIBCO Software as a separate entity to exploit TIBCO technologies outside the financial services market. TIBCO Inc. was then renamed TIBCO Finance Technology Inc. and continues to focus on opportunities within financial service industries. It is not part of the IPO and remains a wholly-owned subsidiary of Reuters. Reuters continues to own the underlying TIBCO technology which it licenses to TIBCO Software.

DAVID URE, Reuters executive director, said: "Establishing TIBCO Software as a publicly quoted company is intended to provide TIBCO Software with capital, brand recognition and attractive opportunities to recruit and retain key software engineering staff."

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

END



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adrian.duffield@reuters.com

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Contact:  Robert Crooke                                       Tel:  212-603-3587
               Vice President, Media Relations, Reuters America Inc. robert.crooke@reuters.com

          Nancy Bobrowitz                                     Tel:  212-603-3345
                Vice President, Investor Relations, Reuters America Inc. nancy.bobrowitz@reuters.com

          Terrence J. Mulry                                   Tel:  212-310-9554
                 Vice President, Corporate Communications
                 Instinet Corporation
                 terrence_mulry@instinet.com